Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator of
     the National Fuel Gas Company Tax-Deferred
     Savings Plan for Non-Union Employees:
We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees of our report dated June 26, 2007, relating to the statement of net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets held for investment as of December 31, 2006 and schedule of reportable transactions for the year ended December 31, 2006, which report is included in the Form 11-K/A of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees.
Bonadio & Co., LLP
July 9, 2007
Buffalo, New York